

August 30, 2013

<u>Via E-mail</u>
Irene H. Oh
Chief Financial Officer
East West Bancorp, Inc.
135 N. Los Robles Ave., 7th Floor
Pasadena, California 91101

    Re: East West Bancorp, Inc.
             Form 10-K for Fiscal Period Ended December 31, 2012
             Filed February 28, 2013
             File No. 000-24939

Dear Ms. Oh:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ David Irving

                          David Irving
                          Reviewing Accountant